UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 30 July 2021

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

MEDIA RELEASE



Trading statement for H1 2021

Johannesburg, 30 July 2021: Gold Fields Limited (Gold Fields) (JSE, NYSE: GFI) advises that basic earnings per share for the six months ended 30 June 2021 (H1 2021) are expected to be between US¢42-46 per share, an increase of 133-156% (US¢24-28 per share) from the basic earnings of US¢18 per share reported for the six months ended 30 June 2020 (H1 2020).

Headline earnings per share (HEPS) for H1 2021 are expected to be US¢43-47 per share, 115-135% (US¢23-27 per share) higher than the US¢20 per share reported for H1 2020.

Normalised earnings for H1 2021 are expected to be US¢47-51 per share, 27-38% (US¢10-14 per share) higher than the US¢37 per share reported for H1 2020.

The increase in earnings for the period is driven largely by an increase in revenue (both higher gold price received and increase in gold sold); a reduction in the loss on financial instruments; partially offset by higher net operating costs and higher tax.

Attributable gold equivalent production for the six months ended 30 June 2021 increased marginally YoY to 1,104koz (H1 2020: 1,087koz).

All-in sustaining costs (AISC) for the Group for H1 2021 are US$1,093/oz, compared to US$987/oz in H1 2020, an increase of 11% YoY, driven by an increase in net operating costs.

All-in costs (AIC) for H1 2021 are 20% higher YoY at US$1,274/oz (H1 2020: US$1,065/oz) as project capital ramped up at the Salares Norte project in Chile.

For Q2 2021, attributable group gold-equivalent production was 563koz (Q1 2021: 541koz), with AISC of US$1,107/oz (Q1 2021: US$1,078/oz) and AIC of US$1,297/oz (Q1 2021: US$1,249/oz).

The financial information on which this trading statement is based has not been reviewed, and reported on, by the Company's external auditors.

Gold Fields is expected to release H1 2021 financial results on Thursday, 19 August 2021.

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 562 9700
Fax   +27 11 562 9838
www.goldfields.com

Investor Enquiries

Avishkar Nagaser
Tel   +27 11 562 9775
Mobile   +27 82 312 8692
email   Avishkar.Nagaser@
           goldfields.com

Thomas Mengel
Tel   +27 11 562 9849
Mobile   +27 72 493 5170
email   Thomas.Mengel@
           goldfields.com

Media Enquiries

Sven Lunsche
Tel   +27 11 562 9763
Mobile   +27 83 260 9279
email   Sven.Lunsche@
           goldfields.com

Directors: C A Carolus (Chair), C I Griffith** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), A Andani [#], P J Bacchus[†], T P Goodlace, S P Reid^, P G Sibiya, Y G H Suleman
^Australian, [†]British, [#]Ghanaian, ** Executive Director
Company Secretary: Anrè Weststrate

Enquiries

Investors

Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email : Avishkar.Nagaser@goldfields.com

Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
Email: Thomas.Mengel@goldfields.com

Media

Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email : Sven.Lunsche@goldfields.com

ends

Notes to editors

About Gold Fields

Gold Fields Limited is a globally diversified gold producer with nine operating mines and one project in Australia, Chile, Ghana (including our Asanko Joint Venture), Peru and South Africa, with total attributable annual gold-equivalent production of 2.24Moz. It has attributable gold-equivalent Mineral Reserves of 52.1Moz and gold Mineral Resources of 116.0Moz. Gold Fields has a primary listing on the Johannesburg Stock Exchange (JSE) Limited, and an additional listing on the New York Stock Exchange (NYSE).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 30 July 2021

By: /s/ C I Griffith
Name: CI Griffith
Title: Chief Executive Officer